# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adlai Nortye Ltd., CIK 0001944552
CUSIP: 00704R109
Title of class of securities: American Depositary Shares, each representing three Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 685 U.S. HIGHWAY ONE, 2ND FLOOR, NORTH BRUNSWICK, New Jersey (NJ), 08902
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002097108

## Reporting persons
- Unique Mark Ventures Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 5,750,790; sole dispositive power 0; shared dispositive power 5,750,790; aggregate amount beneficially owned 5,750,790 (6.14% of the class)
  Comment: Note to Item 6 and 8:
  
  The 5,750,790 Class A ordinary shares are held by the issuer's record shareholder, Unique Mark Ventures Limited, a company wholly owned by Fine Process Limited, which is in turn wholly owned by ICBC International Investment Management Limited (ICBCIIM). ICBCIIM is a wholly owned subsidiary of ICBC International Holdings Limited (ICBCI), which is in turn wholly owned by the Industrial and Commercial Bank of China Limited (ICBC), a PRC state-owned bank and a public company. The voting and/or dispositive power with respect to the shares owned by Unique Mark Ventures Limited is exercised jointly by certain individuals of ICBCI, rather than any specific individual. The investment and disposition power over the shares beneficially owned by Fine Process Limited is exercised by its multi-member board of directors, with no individual or entity having the power to unilaterally control.
  
  Note to Item 11:
  
  The 6.14% represented by the 5,750,790 Class A ordinary shares is calculated based on a total of 93,710,803 Class A ordinary shares issued and outstanding as of the date of the issuer's 2024 annual report.
- Fine Process Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 5,750,790; sole dispositive power 0; shared dispositive power 5,750,790; aggregate amount beneficially owned 5,750,790 (6.14% of the class)
  Comment: Note to Item 6 and 8:
  
  The 5,750,790 Class A ordinary shares are held by the issuer's record shareholder, Unique Mark Ventures Limited, a company wholly owned by Fine Process Limited, which is in turn wholly owned by ICBC International Investment Management Limited (ICBCIIM). ICBCIIM is a wholly owned subsidiary of ICBC International Holdings Limited (ICBCI), which is in turn wholly owned by the Industrial and Commercial Bank of China Limited (ICBC), a PRC state-owned bank and a public company. The voting and/or dispositive power with respect to the shares owned by Unique Mark Ventures Limited is exercised jointly by certain individuals of ICBCI, rather than any specific individual. The investment and disposition power over the shares beneficially owned by Fine Process Limited is exercised by its multi-member board of directors, with no individual or entity having the power to unilaterally control.
  
  Note to Item 11:
  
  The 6.14% represented by the 5,750,790 Class A ordinary shares is calculated based on a total of 93,710,803 Class A ordinary shares issued and outstanding as of the date of the issuer's 2024 annual report.

## Item 1. Issuer
Name of issuer: Adlai Nortye Ltd.
Address of issuer's principal executive offices: 685 U.S. HIGHWAY ONE, 2ND FLOOR, NORTH BRUNSWICK, NJ 08902

## Item 2. Person Filing
Name of person filing:
(i) Unique Mark Ventures Limited

(ii) Fine Process Limited

The 5,750,790 Class A ordinary shares are held by the issuer's record shareholder, Unique Mark Ventures Limited, a company wholly owned by Fine Process Limited, which is in turn wholly owned by ICBCIIM. ICBCIIM a wholly owned subsidiary of ICBC International Holdings Limited (ICBCI), which is in turn wholly owned by the Industrial and Commercial Bank of China Limited (ICBC), a PRC state-owned bank and a public company. The voting and/or dispositive power with respect to the shares owned by Unique Mark Ventures Limited is exercised jointly by certain individuals of ICBCI, rather than any specific individual. The investment and disposition power over the shares beneficially owned by Fine Process Limited is exercised by its multi-member board of directors, with no individual or entity having the power to unilaterally control.
Address of principal business office or, if none, residence:
(i) 37/F, ICBC TOWER, 3 GARDEN ROAD, HONG KONG

(ii) 37/F, ICBC TOWER, 3 GARDEN ROAD, HONG KONG
Citizenship:
(i) BVI

(ii) BVI

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,750,790
Percent of class: 6.14
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,750,790
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,750,790

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. 99.1 Joint Filing Agreement

## Signatures
- Unique Mark Ventures Ltd: /s/ Dawei Liu, Dawei Liu / Director (01/19/2026)
- Fine Process Limited: /s/ Dawei Liu, Dawei Liu / Authorised Signatory (01/19/2026)